

$\mathcal{DM}$

18006265   ~~SION~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2018

DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46008

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake St. Louis Blvd.

(No. and Street)

Lake St. Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Hoff   636-695-2807

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm, LLP

(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 50	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PAGE 3

OATH OR AFFIRMATION

I, David M. Hoff _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc. _____ , as of December 31 _____, 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAGE 4

Contents



ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
First Heartland Capital, Inc.
Lake St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2017, and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Heartland Capital, Inc.'s management. Our responsibility is to express an opinion on First Heartland Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Heartland Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 1

Supplemental Information

The Schedule 1 - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule 2 - Exemption Report have been subjected to audit procedures performed in conjunction with the audit of First Heartland Capital, Inc.'s financial statements. The supplemental information is the responsibility of First Heartland Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 and Schedule 2 - Exemption Report are fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature]

We have served as First Heartland Capital, Inc.'s auditor since 2006.

February 27, 2018

First Heartland Capital, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Assets

Cash and cash equivalents	$	2,023,701
Concessions receivable		495,397
Representative receivable		17,650
Due from related party		48,093
Deposits		126,670
Investments, at fair value		11,195
Property and equipment, net		226,806
Total Assets	$	2,949,512

Liabilities and Stockholder's Equity

Liabilities

Accrued pension liability	$	38,379
Clearing fees payable		12,220
Commission payable		464,710
Loan guarantee payable		150,000
Payroll liabilities		79
Total Liabilities		665,388

Stockholder's Equity

Common stock, no par value		
Authorized – 30,000 shares		
Issued and outstanding – 3,000 shares		30,000
Additional paid-in capital		415,000
Retained Earnings		1,950,691
Accumulated other comprehensive loss		(111,567)
Total Stockholder's Equity		2,284,124
Total Liabilities and Stockholder's Equity	$	2,949,512

First Heartland Capital, Inc.
Statement of Income and Comprehensive Income
Year Ended December 31, 2017

Revenues		
Concessions	$	16,638,842
12b-1 Fees		4,198,062
Administrative fees, net		2,398,908
Interest income		41,899
		23,277,711
Expenses		
Clearing fees		381,475
Commissions		16,729,090
Depreciation and amortization		52,809
Dues and subscriptions		54,494
Insurance		304,775
Leaders club		167,076
Office Expense		117,878
Professional fees		76,040
Retirement contributions		541,278
Salaries		2,888,572
Taxes and licenses		314,426
Travel and entertainment		308,832
Technology		389,627
		22,326,372
Income from Operations		951,339
Other Income (Expense)		
Interest expense		(6,039)
Representative reimbursements		1,070,501
Other income		15,826
Total Other Income (Expense)		1,080,288
Net Income		2,031,627
Other Comprehensive Income		
Unrealized loss in fair value of pension assets		(8,634)
Comprehensive Income	$	2,022,993

First Heartland Capital, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Stockholder's Equity
	Shares	Amount				
December 31, 2016	3,000	$ 30,000	$ 415,000	$ (102,933)	$ 1,493,847	$ 1,835,914
Net income	-	-	-	-	2,031,627	2,031,627
Distributions to stockholders	-	-	-	-	(1,574,783)	(1,574,783)
Other comprehensive gain Unrealized loss in fair value of pension assets	-	-	-	(8,634)	-	(8,634)
December 31, 2017	3,000	$ 30,000	$ 415,000	$ (111,567)	$ 1,950,691	$ 2,284,124

First Heartland Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

Cash Flows From Operating Activities		
Net income	$	2,031,627
Adjustments to reconcile net income to net cash provided by		
operating activities		
Depreciation		51,509
(Increase) decrease in assets		
Concessions receivable		(48,963)
Representative receivable		17,773
Due from related party		51,276
Deposits		(5,098)
Prepaid expenses		1,300
Investments, at fair value		(30)
Increase (decrease) in liabilities		
Accrued pension liability		(67,500)
Clearing fees payable		(42,156)
Commissions payable		57,104
Due to related party		(87,498)
Payroll liabilities		(424)
Net Cash Provided By Operating Activities		1,958,920
Cash Flows From Investing Activities		
Purchases of property and equipment		(153,475)
Net Cash Used in Investing Activities		(153,475)
Cash Flows From Financing Activities		
Distributions to stockholder		(1,574,783)
Net Cash Used in Financing Activities		(1,574,783)
Net Increase in Cash and Cash Equivalents		230,662
Cash and Cash Equivalents, Beginning of Year		1,793,039
Cash and Cash equivalents, End of Year	$	2,023,701
Supplemental Disclosures of Cash Flow Information		
Cash paid for		
Interest	$	6,039

See notes to financial statements

1. **Nature of Operations and Basis of Presentation**

Nature of Operations

First Heartland Capital, Inc. (the "Company"), was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company's customer base includes other institutional clients as well as individuals and entities, all of which effect transactions in a wide array of financial instruments.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2017, the Company has $100,000 included in deposits relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of the Financial Accounting Standard Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. **Summary of Significant Accounting Policies**

Variable Interest Entities

The Company follows guidance issued by the FASB on the consolidation of variable interest entities. A variable interest entity ("VIE") is a legal entity whose equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to permit the entity to finance its own activities without additional subordinated financial support from other parties. Guidance issued by the FASB provides the framework for determining whether a VIE should be consolidated based on the power to direct the activities that most significantly impact the VIE's economic performance, the obligation to absorb expected losses of the VIE, or the right to receive the expected residual returns of the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. The primary beneficiary should include VIE's assets and liabilities and results of operations in its consolidated financial statements until a reconsideration event, as defined by FASB, occurs to require deconsolidation of the VIE. At the deconsolidation date, the assets and liabilities of the VIE are removed from the consolidated financial statements and any assets and liabilities of the Company that were eliminated in the consolidation are restored.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

First Heartland Capital, Inc.
Notes to Financial Statements
December 31, 2017

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair values, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts and other payables approximate fair value due to their short maturities or because the terms are similar to market terms. There have been no changes to the above methodology during the year.

Cash and Cash Equivalents

The Company considers all temporary cash investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

As of December 31, 2017, the Company classifies all investments as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Concessions Receivable

Concessions receivable are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days of the invoice date.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of concessions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated concessions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers concessions receivable to be fully collectible.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight line method over the estimated useful lives of the assets, which is estimated to be 5 years.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, receivables, and investments. The Company maintains its cash primarily with four financial institutions. Deposits in non-interest bearing accounts at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2017, the Company has approximately $1,661,481 of uninsured funds. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2017. The Company maintains its investments and brokerage deposit with one brokerage firm. Securities held at this firm are insured by the SIPC up to $500,000.

Revenue Recognition

Concessions income is recognized as earned with billed but not collected amounts reflected as concessions receivable.

Income Taxes

The stockholder of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after the date of election are included in the personal income tax return of the stockholder. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognized interest and penalties related to unrecognized tax liabilities in the statement of income and comprehensive income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2014. As of and for the year ended December 31, 2017, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2018, the date the financial statements were available to be issued. The Company has assigned, as collateral, a portion ($385,483) of the total balance of $500,000 in the Enterprise Bank Account to secure a letter of credit for Triton Properties, LLC (which is under common ownership with the Company). There were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

3. **Property and Equipment**

Property and equipment at December 31, 2017, is as follows:

Computer hardware	$	392,912
Computer software		319,583
Furniture and fixtures		50,318
		762,813
Less accumulated depreciation		536,007
	$	226,806

Depreciation expense for the year ended December 31, 2017 totaled $51,509.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2017, the Company was in compliance with both of the above stated net capital rules.

5. **Related Party Transactions and Variable Interest Entities**

Leasing Arrangements

The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owner of the Company also controls. The affiliated corporation leases the offices from a limited liability company in which the sole stockholder of the Company has a 40% interest. Rent expense amounted to $92,372 for the year ended December 31, 2017. This expense is recorded with the administrative fees discussed below.

Variable Interest Entities

The Company has evaluated the above leasing arrangement to determine whether they hold a significant variable interest in a VIE and are the primary beneficiary. The affiliated corporation leases 45% of their portion of the building to the Company. The Company has no exposure to loss as a result of this lease due to the fact that the lease is with an affiliated corporation. The Company has concluded that since it does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company is not the primary beneficiary and, accordingly, consolidation of the VIE is not required.

Administrative Fees

The Company receives administrative fees from three affiliated entities, all of which are controlled by the Company's owner, for their share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily of actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $2,398,908 for the year ended December 31, 2017. These fees are netted against administrative fee expense paid to affiliated entities.

6. **Retirement Plans**

The Company provides retirement benefits to all of its employees under various retirement plans.

Defined Benefit Plan

The Company sponsors a noncontributory, cash balance defined benefit plan for eligible employees who have reached the age of 20.5 and completed one year of service. Benefits are based on years of service from January 1, 2008 to normal retirement, as defined. All participants become 100 percent vested after 3 years of service. Participant "accumulation" accounts are credited annually with pay credits based upon a percentage of eligible compensation, as defined, and interest credits based upon 5 percent of beginning of the year accumulation account balances. The Company's funding policy is to contribute annually at least the minimum amount required under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Company contributions for the year ending December 31, 2018 were expected to be $360,000. The Company uses a calendar year-end measurement date for this plan.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2017.

Pension plan obligations and funded status:

Benefit obligation at December 31	$	2,613,272
Plan assets at fair value December 31		2,574,893
Funded status	$	(38,379)
Accumulated benefit obligation at December 31	$	2,613,272
Employer contributions		405,000
Participant contributions		-
Benefits paid		(18,777)

Amounts recognized in the statement of financial condition consist of:

Accrued pension liability	$	38,379

Amounts recognized in accumulated other comprehensive income consist of:

Unrecognized net loss	$	8,634

Net periodic pension cost for the year ended December 31, 2017 was $ 337, 500

The following assumptions were used in accounting for the pension plan:

Weighted average assumptions to determine benefit obligations at December 31, 2017:

Discount rate	5.35%
Rate of compensation increase	N/A

Weighted average assumptions to determine net pension benefit cost for the year ended December 31, 2017:

Discount rate	5.00%
Expected return on plan assets	5.00%
Rate of compensation increase	N/A

The expected rate of return on plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments with a diversification of asset types. The target allocations for plan assets are approximately 60 percent to equities and 40 percent to fixed income securities, excluding cash equivalents.

The fair values of the Company's plan assets at December 31, 2017, by asset category are as follows:

Asset Category	Total	Quoted Prices In Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 231,038	$ 231,038	$ -	$ -
Mutual funds	1,817,053	1,817,053	-	-
Equities	217,897	217,897		
Exchange traded Funds	308,905	308,905	-	-
Annuity contracts	-	-	-	-

No plan assets are expected to be returned to the Company during 2018.

Benefit payments are expected to be paid as follows:

Year	Expected Benefit Payments
2018	92,028
2019	1 8,234
2020	2,835,285
2021	-
2022	32,517
2023 – 2027	33,148
Total	$ 3,011,212

Defined Contribution Plan

The Company maintains a contributory profit sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $191,674 for the year ended December 31, 2017.

7. **Contingencies**

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. In the opinion of management and legal counsel, all such matters are adequately covered by insurance, or if not so covered, are without merit or involve such amounts that unfavorable disposition would not have a material effect on the financial position of the Company.

8. **Risk Associated with Financial Instruments**

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or it's clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

9. **Revenue from Contracts with Customers**

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimate may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).

First Heartland Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2017

Total Stockholder's Equity qualified for net capital	$	2,284,124
Less non-allowable assets:		
Investments		11,195
Company's portion of aged concessions receivable		35,549
Representative receivable		17,650
Property and equipment, net		226,806
Due from related party		48,093
CRD deposit		6,670
NSCC deposit		20,000
Total non-allowable assets		365,963
Net capital before haircuts on securities positions		1,918,161
Haircuts on securities		-
Net Capital	$	1,918,161
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued pension liability	$	38,379
Clearing fees payable		12,220
Commissions payable		464,710
Loan guarantee payable		150,000
Payroll liabilities		79
Total aggregate indebtedness	$	665,388
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	44,359
Minimum dollar net capital requirement	$	50,000
Excess net capital	$	1,868,161
Ratio of aggregate indebtedness to net capital		.35 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

First Heartland Capital, Inc.
Exemption Report
Schedule 2
December 31, 2017

First Heartland Capital, Inc. (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and record pertaining thereto pursuant to the requirements of 17 C.F.R. §240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

First Heartland Capital, Inc.

I, David M. Hoff, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_____
President

02/27/18



Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
First Heartland Capital, Inc.
Lake St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) First Heartland Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Heartland Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "Exemption Provision") and (2) First Heartland Capital, Inc. stated that First Heartland Capital, Inc. met the identified Exemption Provision throughout the most recent fiscal year without exception. First Heartland Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Heartland Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 27, 2018

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

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FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2017